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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Prime Hospitality Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741917108
                           ---------------------------
                                 (CUSIP Number)


                                A. F. Petrocelli
                            c/o United Capital Corp.
                                  9 Park Place
                           Great Neck, New York 11021
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              William H. Gump, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 13, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 2 of 21 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           A. F. Petrocelli

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS

           PF

---------- ---------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- -------- -------------------------------------------------
                            7  SOLE VOTING POWER

                               305,000
                      -------- -------------------------------------------------
     NUMBER OF              8  SHARED VOTING POWER
       SHARES
    BENEFICIALLY               2,503,297
      OWNED BY
        EACH          -------- -------------------------------------------------
     REPORTING              9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                   305,000
                      -------- -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               2,503,297
---------- ---------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,808,297
---------- ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 3 of 21 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.26%
---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 4 of 21 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           United Capital Corp.

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- -------- --------------------------------------------------
                           7  SOLE VOTING POWER

                              8,276
                     -------- --------------------------------------------------
     NUMBER OF             8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY               2,495,021
     OWNED BY
       EACH          -------- --------------------------------------------------
     REPORTING             9  SOLE DISPOSITIVE POWER
      PERSON
       WITH                   8,276
                     -------- --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              2,495,021
---------- ---------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,808,297
---------- ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES**                                                          [ ]

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 5 of 21 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.26%
---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 6 of 21 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Metex Mfg. Corporation

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS

           WC

---------- ---------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- -------- --------------------------------------------------
                           7  SOLE VOTING POWER

                              2,495,021
                     -------- --------------------------------------------------
     NUMBER OF             8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY               -0-
     OWNED BY
       EACH          -------- --------------------------------------------------
     REPORTING             9  SOLE DISPOSITIVE POWER
      PERSON
       WITH                   2,495,021
                     -------- --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              -0-
---------- ---------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,808,297
---------- ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES**                                                          [ ]

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 7 of 21 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.26%
---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Statement on Schedule 13D is being filed on behalf of each of Mr. A.
F. Petrocelli; United Capital Corp., a Delaware corporation ("United"); and Metex Mfg. Corp., a New York corporation ("Metex") (together, the "Reporting Entities").

     This Schedule 13D relates to the common stock, par value $.01 per share, of Prime Hospitality Corp., a Delaware corporation (the "Company"). References herein to the "Common Stock" are to the common stock of the Company, par value $.01 per share.

Item 1. Security and Issuer.

     This Statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 700 Route 46 East, Fairfield, NJ 07004.

Item 2. Identity and Background.

     (a) This statement is filed by each of the Reporting Entities.

     (b) The business address of Mr. Petrocelli is c/o Prime Hospitality Corp., 700 Route 46 East, Fairfield, New Jersey 07004.

     The business address of Metex is 970 New Durham Road, Edison, New Jersey 08818.

     The business address of United is 9 Park Place, Great Neck, New York 11021.

     The directors and executive officers of each of United and Metex are set forth in Schedule I hereto.


                               Page 8 of 21 Pages

     (c) Mr. Petrocelli's principal occupation is as Chairman of the Board of Directors, President and Chief Executive Officer of the Company. His principal business address is c/o Prime Hospitality Corp., 700 Route 46 East, Fairfield, New Jersey 07004.

     United is principally engaged in the business of the investment in and management of real estate.

     Metex is principally engaged in the business of the manufacture of knitted wire products.

     Mr. Petrocelli serves as the Chairman, President and Chief Executive Officer of United, and beneficially owns approximately 68% of the issued and outstanding voting shares of United. This amount includes 500,000 shares of United held directly by Mr. Petrocelli's wife, Beverly Petrocelli, and as to which Mr. Petrocelli disclaims beneficial ownership. United owns 100% of the issued and outstanding voting shares of Metex.

     (d) None of the Reporting Entities nor, to the best of their knowledge, any other entity or person with respect to whom information is provided in response to this Item, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any other entity or person with respect to whom information is provided in response to this Item, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final


                               Page 9 of 21 Pages
order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Petrocelli is a United States citizen. United is a Delaware corporation and Metex is a New York corporation. Each other person with respect to whom information is provided in response to this Item is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Petrocelli beneficially owns an aggregate of 2,808,297 shares of Common Stock (including 2,503,747 shares held indirectly through United and Metex and 260,000 shares underlying employee stock options which have vested and are exercisable or vest and become exercisable within 60 days). Before the exercise of his stock options, Mr. Petrocelli is not entitled to any rights as a shareholder of the Company as to the shares covered by the options.

     As of the date hereof, Mr. Petrocelli directly owns 45,000 shares of Common Stock, which were acquired upon the exercise of employee stock options granted to Mr. Petrocelli prior to his retention as an officer of the Company pursuant to the Company's 1992 Employee Stock Option Plan, in connection with Mr. Petrocelli's prior service as a non-employee director. These stock options had an exercise price of $3.20 per share; the aggregate exercise price of $144,000 was derived from personal funds. The vested and exercisable stock options currently held by Mr. Petrocelli were granted pursuant to the Company's 1995 Non-Employee Director Stock Option Plan and have exercise prices of (i) $9.31


                              Page 10 of 21 Pages
per share as to 10,000 shares, (ii) $10.00 per share as to 50,000 shares and $5.91 per share as to 200,000 shares. It is anticipated that if Mr. Petrocelli were to exercise any stock options, the exercise price would be paid from personal funds or the transactions would be effected as a cashless exercise.

     As of the date hereof, United owns as of record 8,276 shares of Common Stock. These shares were distributed to United in connection with the Company's reorganization consummated in 1992 and are held by United for investment purposes.

     As of the date hereof, Metex owns as of record 2,495,021 shares of Common Stock. The aggregate purchase price of those shares was approximately $18.4 million. The shares were purchased for investment purposes from working capital.

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of his relationship with the other Reporting Persons as described in Item 2, Mr. Petrocelli may be deemed the beneficial owner of all of the shares of Common Stock held for the accounts of United and Metex. Mr. Petrocelli expressly disclaims beneficial ownership of (i) any of the shares of Common Stock directly held by United and Metex and (ii) any shares of Common Stock that are purchasable by him upon exercise of his options until such time as Mr. Petrocelli purchases any such shares or the options become exercisable within 60 days as described in Rule 13d-3(d)(1).

Item 4. Purpose of Transaction.

     The Reporting Entities currently hold the shares of Common Stock reported herein as an investment. The Reporting


                              Page 11 of 21 Pages

Entities continuously evaluate the business and business prospects of the Company and in the future may, subject to applicable securities and other laws, market conditions, their assessment of the business prospects of the Company, and other factors which may become relevant to their holdings, take such actions with respect to their holdings in the Company as they deem appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock or securities convertible into Common Stock in the open market, the purchase of additional Common Stock or securities convertible into Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock or securities convertible into Common Stock now owned or hereafter acquired, either in a sale(s) of Common Stock in the open market or the sale(s) of Common Stock or securities convertible into Common Stock in privately negotiated transactions to one or more purchasers.

     In his capacity as Chairman of the Board, President and Chief Executive Officer of the Company, Mr. Petrocelli may be presented with, and may consider, preliminary plans, proposals and strategies that are suggested as ways to improve the performance of the Company, increase stock price and maximize value for stockholders. To the extent that any such plans, proposals or strategies do not involve Mr. Petrocelli other than in his capacity as Chairman of the Board, President and Chief Executive Officer of the Company, they will be reported, when required, by the Company in accordance with the Exchange Act and the rules promulgated


                              Page 12 of 21 Pages
thereunder. Any plans or proposals involving the Reporting Entities personally, if they arise, will be reported by the Reporting Entities at such time as is required under the Exchange Ac and the rules promulgated thereunder.

     The Reporting Entities do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.


                              Page 13 of 21 Pages

     As mentioned above, the Reporting Entities may re-evaluate their investment in the Company. Based on such re-evaluation, they may determine at a future date to change his position with respect to any action enumerated in items (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

(a)

                              Number        Percentage
                              ------        ----------

A. F. Petrocelli           2,808,297(1)       6.26%(1)

United Capital Corp.       2,503,297(2)       5.58%(2)

Metex Mfg. Corporation     2,495,021          5.57%

(1) Including options to purchase 260,000 shares of Common Stock which are exercisable immediately.

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of Mr. Petrocelli's relationship with the other Reporting Persons as described in Item 2, Mr. Petrocelli may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,503,297 shares of Common Stock held for the accounts of United and Metex. Before the exercise of those options, Mr. Petrocelli is not entitled to any rights as a shareholder of the Company as to the shares covered by the options. Mr. Petrocelli expressly disclaims beneficial ownership of (i) any of the shares of Common Stock directly held by United and Metex and (ii) any shares of Common Stock that are purchasable by him upon exercise of his options until such time as Mr. Petrocelli purchases any such shares or the options become exercisable within 60 days as described in Rule 13d-3(d)(1).

(2) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of United's relationship with Metex as described in Item 2, United may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,495,021 shares of Common Stock held for the account of Metex.


                              Page 14 of 21 Pages

     Except as otherwise set forth in a Schedule 13D or amendment hereto or thereto of any of the Reporting Entities, each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock of the Company directly owned by any other Reporting Entity and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Entity is a beneficial owner of any such shares.

(b)

                                                               Sole            Shared
                           Sole Voting        Shared        Dispositive      Dispositive
                              Power        Voting Power        Power            Power
                           -----------     ------------     -----------      -----------
A. F. Petrocelli            305,000(1)     2,503,297(2)       305,000(1)     2,503,297(2)

United Capital Corp.          8,276        2,495,021(3)         8,276        2,495,021(3)

Metex Mfg. Corporation    2,495,021            -0-          2,495,021            -0-

(1)  Including options to purchase 260,000 shares of Common Stock which are exercisable immediately. Before the exercise of those options, Mr. Petrocelli is not entitled to any rights as a shareholder of the Company as to the shares covered by the options.
     Mr. Petrocelli expressly disclaims beneficial ownership of (i) any of the shares of
     Common Stock directly held by United and Metex and (ii) any shares of Common Stock that are purchasable by him upon exercise of his options until such time as Mr.
     Petrocelli purchases any such shares or the options become exercisable within 60 days as described in Rule 13d-3(d)(1).

(2)  Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of Mr. Petrocelli's relationship with the other Reporting Persons as described in Item 2, Mr. Petrocelli may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,503,297 shares of
     Common Stock held for the accounts of United and Metex.

(3)  Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of United's relationship with Metex as described in Item 2, United may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,495,021 shares of Common Stock held for the account of
     Metex.


                                   Page 15 of 21 Pages

     (c) Other than as set forth below, during the last sixty days there have been no transactions in the Common Stock effected by the Reporting Entities. During the last sixty days, Metex has purchased an aggregate of 1,245,000 shares of Common Stock in open market transactions as further described in the following table:

Date of          Nature of      Number of     Average Price
Transaction     Transaction      Shares         Per Share
-----------     -----------     ---------     -------------
4/11/1999        Purchase        250,000         $7.97
4/12/1999        Purchase        230,000         $8.00
4/13/1999        Purchase        765,000         $8.00

     The aggregate purchase price paid by Metex for these shares of Common Stock was $9,953,750.

     (d) Except as set forth in this Statement, no person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Petrocelli and the Company executed an employment agreement dated as of September 14, 1998 (the "Agreement") under which Mr. Petrocelli agreed to serve as President and Chief Executive Officer of the Company. The Agreement provides for a term of three (3) years. Pursuant to the Agreement, Mr. Petrocelli was granted a stock option on October 14, 1998 to purchase 1,750,000 shares of Common Stock, having a term of 10 years. The per share exercise price for the option is $5.91, which represents the fair


                              Page 16 of 21 Pages
market value of the Common Stock as of October 14, 1998. The Agreement provides that the option will vest in two tranches. Tranche A covers 1,000,000 shares of Common Stock, which shares vest and become exercisable in increments of 200,000 shares on each anniversary from the date of grant beginning September 14, 1999 through September 13, 2003. Tranche B covers 750,000 shares of Common Stock which will vest and become exercisable upon the earlier of September 14, 2006 or the attainment of the following price targets for the Company's Common Stock:
(i) 250,000 shares on the date that the closing price for the Common Stock on The New York Stock Exchange reaches or exceeds $20 per share; (ii) 250,000 shares on the date that the closing price for the Common Stock on the New York Stock Exchange reaches or exceeds $25 per share; and (iii) 250,000 shares on the date that the closing price for the Common Stock on the New York Stock Exchange reaches or exceeds $30 per share. Other than as described in Item 3 above, these options have not vested and are not presently exercisable. All vesting is contingent on Mr. Petrocelli's continuing status as an employee of the Company on the vesting date. Mr. Petrocelli expressly disclaims beneficial ownership of any shares of Common Stock that are purchasable by him upon exercise of his options until such time as Mr. Petrocelli purchases any such shares or the options become exercisable within 60 days as described in Rule 13d-3(d)(1).

     The Agreement may be terminated by the Company at any time, with or without cause. If the Agreement is terminated by the Company prior to the expiration of the three year term without


                              Page 17 of 21 Pages
cause, or if at the end of the three year period the Agreement is not renewed by the Company for any additional period, the unvested portion of Tranche A of the option shall become immediately fully vested. If the Agreement is terminated by the Company for cause (as such term is defined in the Agreement) or if Mr. Petrocelli resigns under circumstances not amounting to a constructive termination of employment, no benefits are payable other than accrued but unpaid salary and any unpaid bonus earned but unpaid prior to such termination or resignation.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as Exhibit 1 to this
Schedule 13D.

     By virtue of the relationships and understandings among the Reporting Entities as described in Item 4, the Reporting Entities may be deemed to be a "group" under the Federal securities laws.

     Except as referred to above and in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of April 24, 2000, by and among the Reporting Entities.


                              Page 18 of 21 Pages

     2. Employment Agreement, dated as of September 14, 1998, between Prime Hospitality Corp. and A.F. Petrocelli (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1998 (File No. 001-6869) filed on March 29, 1999).


                              Page 19 of 21 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2000


                                        By: /s/ A. F. Petrocelli
                                            ------------------------------
                                        Name:  A. F. Petrocelli


                                        UNITED CAPITAL CORP.

                                        By: /s/ A. F. Petrocelli
                                            ------------------------------
                                        Name:  A. F. Petrocelli
                                        Title: Chairman, President and
                                               Chief Executive Officer


                                        METEX MFG. CORPORATION

                                        By: /s/ Anthony J. Miceli
                                            ------------------------------
                                        Name:  Anthony J. Miceli
                                        Title: Chief Financial Officer


                              Page 20 of 21 Pages

                                    EXHIBITS
                                    --------

Exhibit 1 Joint Filing Agreement, dated April 24, 2000, among the signatories to this Schedule 13D.

Exhibit 2 Employment Agreement, dated as of September 14, 1998, between Prime Hospitality Corp. and A.F. Petrocelli (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1998 (File No. 001-6869) filed on March 29, 1999).


                              Page 21 of 21 Pages